FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  16 May, 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                            International Power plc
                                ("the Company")

                Notification of Share Transactions on behalf of
                 Persons Discharging Managerial Responsibility


This is to notify that on 16 May 2007 the Company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of the Person Discharging Managerial Responsibility named below.

Exercise of options granted under the Company's Approved and Unapproved Executive Share Option Scheme at the option prices listed below. The date of exercise of options was 16 May 2007.

Sale of ordinary shares on 16 May 2007 which was undertaken at a price of
454.0654 pence per share.


Name Gareth Griffiths

Option Price     Executive Share      Number of         Number of      Number of
in pence per       Option Scheme        Options    Shares Sold to    Shares Held
       share                Type      Exercised          meet Tax     after Sale
                                                     Liabilities

       123.53         Unapproved         48,348            14,481         33,867
        62.32           Approved          4,400                 0          4,400
                                                                          ------
Total number of shares held after sale                                    38,267

At International Power plc, all persons discharging managerial responsibilities are required to hold shares in the Company which have a value of at least half of their annual basic salary.



Stephen Ramsay
Company Secretary
16 May 2007




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary